SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tapestry Pharmaceuticals, Inc.

(Name of Issuer) Common Stock,
(Title of Class of Securities)
876031204
(CUSIP Number) September 26, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876031204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,098,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,098,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.60%
12	TYPE OF REPORTING PERSON (See Instructions) IA

Item 1(a)                      Name of Issuer:

Tapestry Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”)

Item 1(b)                      Address of Issuer’s Principal Executive Offices:

4840 Pearl East Circle, Suite 300W

Boulder, Colorado 80301

Item 2(a)                      Name of Person Filing:

This Schedule 13G is being filed by Ancora Advisors, LLC. (the “Reporting Person”).

Item 2(b)                      Address of Principal Business Office or, if None, Residence:

Name	Business Address

Ancora Advisors, LLC	2000 Auburn Drive, Suite 300 Cleveland, OH 44122

Item 2(c)                      Citizenship:

The Reporting Person is a United States company.

Item 2(d)                      Title of Class of Securities:

Common Stock

Item 2(e)                      CUSIP Number:

876031204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                                Ownership.

Set forth below Ancora Advisors, LLC named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of September 26, 2011, and the percentage of the Shares outstanding represented by such ownership (based on 16,629,861 shares outstanding as of September 26, 2007):

Name:

No. of Shares

Percent of Class

Ancora Advisors

1,098,000

6.60%

These Shares are currently owned by Merlin Partners, LP (“Fund”) an investment client of Ancora Advisors, LLC and the General Partner of the Fund. Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors and role as General Partner for the Fund, may be deemed to beneficially own 1,098,000 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.  In the future, Ancora Advisors, LLC may purchase shares for the Fund or other investment clients it has discretion over.

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as “Ancora Advisors”.  Ancora Advisors, LLC, is a Nevada limited liability company. Ancora Advisors, LLC, is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.      N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 as noted above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Ancora Advisors

IA

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

October 5, 2011

/s/ Denis Amato
Denis Amato
Chief Investment Officer
Ancora Advisors, LLC

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock of Tapestry Pharmaceuticals, Inc. is being filed with the Securities and Exchange Commission on behalf of Ancora Advisors, LLC.

October 5, 2011

/s/ Denis Amato
Denis Amato
Chief Investment Officer
Ancora Advisors, LLC